SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                     Report on Form 6-K for 25 January 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X  Form 40-F
                                  -----          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:

Rule 2.10 announcement issued on 25 January 2006.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 25 JANUARY 2006
                  AT 07.42 HRS UNDER REF: PRNUK-2501060741-20A5


25 January 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 24 January 2006 it had in issue 506,716,054 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.


Each American Depositary Share of BOC represents two BOC Shares.

Contact:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222



The Maitland Consultancy

Neil Bennett                                         0207 379 5151

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of The BOC Group plc all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of The BOC Group plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of The BOC Group plc by Linde AG, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:25 January 2006



                                 By:     /s/   Carol Hunt
                                        -------------------------------------
                                        Name:  Carol Hunt
                                        Title: Deputy Company Secretary